Filed by Focus Impact BH3 Acquisition Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact BH3 Acquisition Company
Commission File No.: 001-40868

The following is a press release from Accesswire.com, as published on https://www.accessnewswire.com/newsroom/en/clean-technology/focus-impact-bh3-acquisition-co-and-xcf-global-capital-inc-announce-effectiveness-o-981880 on February 10, 2025:

Focus Impact BH3 Acquisition Co. and XCF Global Capital, Inc. Announce Effectiveness of Form S-4 Registration Statement

Topic:

Company Update

Monday, 10 February 2025 07:45 AM

•	The SEC declares the Form S-4 effective, advancing the proposed business combination of Focus Impact BH3 Acquisition Co. and XCF Global Capital, Inc.
•	The combined company will be positioned as a pure-play producer of sustainable aviation fuel (“SAF”), reinforcing its position as a leader in aviation decarbonization.
•	The combined company’s common shares are expected to begin trading on Nasdaq under the ticker symbol “SAFX,” subject to final listing approval.

RENO, NV and NEW YORK CITY, NY / ACCESS Newswire / February 10, 2025 / Focus Impact BH3 Acquisition Co. (OTC PINK:BHAC) (“Focus Impact BH3”), a special purpose acquisition company, and XCF Global Capital, Inc. (“XCF”), today announced that on February 5, 2025 the U.S. Securities and Exchange Commission (“SEC”) declared effective the registration statement on Form S-4, as amended (the “Registration Statement”), filed with the SEC by Focus Impact BH3 NewCo, Inc., a Delaware corporation and wholly owned subsidiary of Focus Impact BH3 (“NewCo”) and XCF in connection with the previously announced proposed business combination of Focus Impact BH3 and XCF.

This milestone paves the way for Focus Impact BH3 and XCF to complete the business combination, which will result in NewCo becoming a publicly traded company after Focus Impact BH3 and XCF combine in a series of transactions, reinforcing its position as a key player in the decarbonization of the aviation industry.

“XCF represents the future of sustainable aviation fuel, and today’s announcement marks the beginning of an exciting new chapter for Focus Impact and XCF,” said Carl Stanton, CEO of Focus Impact BH3. “With strong leadership and a clear path to growth, we believe XCF is well-positioned to deliver meaningful impact in both the renewable energy sector and the capital markets.”

“We are one step closer to delivering a scalable solution that helps airlines meet their sustainability commitments while delivering long-term value for our investors,” said Mihir Dange, Chief Executive Officer of XCF. “With a well-defined growth strategy, XCF is positioned to lead the aviation industry’s transition to a more sustainable future.”

Upon completion of the business combination, assuming satisfaction of the conditions to the closing of the business combination, including approval of the business combination by Focus Impact BH3’s stockholders, the combined company will be renamed “XCF Global, Inc.” and its shares of common stock and warrants are expected to be listed on the Nasdaq Capital Market under the ticker symbols “SAFX” and “SAFXW,” respectively, subject to final listing approval.

Special Meeting Details
Focus Impact BH3 will hold its special meeting of stockholders (the “Special Meeting”) on February 27, 2025, at 11:00 a.m., Eastern Time, to approve the business combination with XCF and related matters. Focus Impact BH3 stockholders of record as of January 16, 2025 are being sent notice of, and are entitled to vote at the Special Meeting.

The Special Meeting will be held virtually and conducted via live webcast at https://www.cstproxy.com/focusimpactbh3/2025. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement.

Focus Impact BH3 stockholders who need assistance voting, have questions regarding the Special Meeting, or would like to request documents may contact Focus Impact BH3’s proxy solicitor Sodali & Co. at (800) 662-5200 (banks and brokers can call (203) 658-9400) or by emailing BHAC.info@investor.sodali.com.

If the necessary proposals at the Special Meeting are approved, XCF and Focus Impact BH3 anticipate that the business combination will close shortly after the Special Meeting, subject to the satisfaction of all other closing conditions.

Advisors
Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, acted as exclusive financial advisor and joint capital markets advisor to XCF. Height Capital Markets served as joint capital markets advisor to XCF. BTIG, LLC acted as capital markets advisor to Focus Impact BH3. Stradley Ronon Stevens & Young, LLP and Kirkland & Ellis LLP served as legal counsel to XCF and Focus Impact BH3, respectively. Alliance Advisors Investor Relations served as investor relations and public relations advisor for the transaction.

About Focus Impact BH3 Acquisition Co.
Focus Impact BH3 Acquisition Co. is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. Focus Impact BH3 is sponsored by Focus Impact Partners, LLC, a private investment firm dedicated to bringing capital and expertise to socially forward companies and helping those companies realize their growth and development objectives. To learn more, visit www.bh3ac.com.

About XCF Global Capital, Inc.
XCF Global Capital, Inc. is a pioneering sustainable aviation fuel company dedicated to accelerating the aviation industry’s transition to net-zero emissions. The Company is developing and operating state-of-the-art clean fuel SAF production facilities engineered to the highest levels of compliance, reliability, and quality. The Company is actively building partnerships across the energy and transportation sectors to accelerate the adoption of SAF on a global scale. To learn more, visit www.xcf.global.

Contacts

XCF Global Capital, Inc.:
Mihir Dange
invest@xcf.global

Focus Impact BH3 Acquisition Co.:
Carl Stanton
info@focus-impact.com

For Media:
Fatema Bhabrawala
fbhabrawala@allianceadvisors.com

On February 10, 2025, XCF Global Capital, Inc. published the following post on LinkedIn:

On February 10, 2025, Mihir Dange re-posted the foregoing post on his personal LinkedIn account:

Mihir Dange • 2nd

CEO, XCF Global

1h •

+ Follow ···

I would like to express my deep gratitude to: XCF Global, Focus Impact Partners, Stradley Ronon, Kirkland & Ellis, Houlihan Lokey, Cohen & Company Capital Markets, BTIG, Height Capital Markets, and Alliance Advisors for helping us reach this milestone.

XCF Global

221 followers

3h • Edited •

+ Follow

Read the full news release here: https://loom.ly/1Q-jjUE

#SustainableAviationFuel #SAF #Aviation #Decarbonization #RenewableEnergy #Nasdaq #XCFGlobal #FocusImpactBH3

"We are one step closer to delivering a scalable solution that helps airlines meet their sustainability commitments while delivering long-term value for our investors."
MIHIR DANGE
CEO OF XCF GLOBAL

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact BH3’s and XCF’s expectations with respect to future performance and anticipated financial impacts of the business combination and the acquisition of New Rise Renewables, LLC and New Rise SAF Renewables Limited Liability Company (collectively, “New Rise”), estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the business combination and the New Rise acquisition and the timing of the completion of the business combination and the New Rise acquisition, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact BH3 and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the amount of redemptions by Focus Impact BH3’s public stockholders in connection with the business combination; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the business combination or the New Rise acquisition or with regard to the Company’ s offtake arrangements; (4) the outcome of any legal proceedings that may be instituted against Focus Impact BH3, XCF, NewCo or others; (5) the inability of the parties to successfully or timely consummate the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination or that the approval of stockholders is not obtained; (6) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (7) the inability of XCF to successfully or timely consummate the New Rise acquisition, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination; (8) the ability to meet stock exchange listing standards following the consummation of the business combination; (9) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline, including the inability to launch commercial operations in the New Rise plant in Reno, Nevada in the near future; (10) the risk that the proposed transactions disrupt current plans and operations of Focus Impact BH3 or XCF as a result of the announcement and consummation of the proposed transactions; (11) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (12) costs related to the proposed transactions; (13) changes in applicable laws or regulations; (14) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (15) the possibility that Focus Impact BH3, XCF or NewCo may be adversely affected by other economic, business, and/or competitive factors; (16) the availability of tax credits and other federal, state or local government support; (17) risks relating to XCF’s and New Rise’s key intellectual property rights; and (18) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus relating to the initial public offering of Focus Impact BH3, dated October 4, 2021, and other filings with the SEC, including the Registration Statement. If any of the risks actually occur, either alone or in combination with other events or circumstances, or Focus Impact BH3’s or XCF’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Focus Impact BH3 or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Focus Impact BH3’s or XCF’s expectations, plans or forecasts of future events and views as of the date of this communication. These forward-looking statements should not be relied upon as representing Focus Impact BH3’s or XCF’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. While Focus Impact BH3 or XCF may elect to update these forward-looking statements at some point in the future, Focus Impact BH3 and XCF specifically disclaim any obligation to do so.

No Offer or Solicitation

This communication relates to the business combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the business combination, Focus Impact BH3 and XCF have prepared, and NewCo and XCF have filed with the SEC the Registration Statement, which contains a prospectus with respect to the securities to be issued in connection with the business combination, a preliminary proxy statement with respect to the stockholders’ meeting of Focus Impact BH3 to vote on the business combination and certain other related documents. The Registration Statement was declared effective by the SEC on February 5, 2025, and on February 6, 2025, NewCo and XCF filed with the SEC the definitive proxy statement/prospectus . Investors, securityholders and other interested persons are urged to read the definitive proxy statement/prospectus because it contains important information about Focus Impact BH3, XCF, NewCo and the business combination. Focus Impact BH3 has mailed the definitive proxy statement/prospectus and other relevant documents to its stockholders as of the January 16, 2025 record date for voting on the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Focus Impact BH3 has sent to its stockholders in connection with the business combination. Copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by Focus Impact BH3, XCF or NewCo with the SEC, may be obtained, free of charge, by directing a request to Focus Impact BH3 Acquisition Company, 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105. The definitive proxy statement/prospectus and the Registration Statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Focus Impact BH3, NewCo and each of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies of Focus Impact BH3’s stockholders in connection with the business combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Focus Impact BH3’s stockholders in connection with the business combination is included in the definitive proxy statement/prospectus filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of Focus Impact BH3’s directors and officers in Focus Impact BH3’s filings with the SEC and such information is included in the definitive proxy statement/prospectus of Focus Impact BH3 for the business combination.

XCF and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Focus Impact BH3 in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination is included in the definitive proxy statement/prospectus of Focus Impact BH3 for the business combination.

You may obtain free copies of these documents as described in the paragraph “Additional Information and Where to Find It.”